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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2009 AND ENDING September 30, 2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Intermountain Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2636 So. Old Settlers Rd.
(No. and Street)

Heber City (City) Utah (State) 84032 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kent Sweat 801-531-1155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cutler, Ronald B.
(Name – *if individual, state last, first, middle name*)

3335 So. 900 East #180 (Address) Salt Lake City (City) Utah (State) 84106 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kent Sweat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intermountain Financial Services, Inc., as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
Laramie Simmons
573698
My Commission Expires
April 1, 2012
STATE OF UTAH

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERMOUNTAIN FINANCIAL SERVICES, INC

Financial Statements

With

With Independent Auditor's Report

September 30, 2010

RONALD B. CUTLER L.C.
CERTIFIED PUBLIC ACCOUNTANT
Suite 180
3335 SOUTH 900 EAST
SALT LAKE CITY, UTAH 84106
Phone (801) 466-4751

Independent Auditor's Report

Board of Directors
Intermountain Financial Services, Inc

I have audited the accompanying statement of financial condition of Intermountain Financial Services as of September 30, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intermountain Financial Services, Inc, at September 30, 2010, and the results of their operations and their cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Ronald B. Cutler, LC, CPA
Salt Lake City, Utah
November 29, 2010

RONALD B. CUTLER L.C.
CERTIFIED PUBLIC ACCOUNTANT
Suite 180
3335 SOUTH 900 EAST
SALT LAKE CITY, UTAH 84106
Phone (801) 466-4751

Board of Directors
Intermountain Financial Services, Inc
Heber City, UT 84032

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

In planning and performing my audit of the financial statements of Intermountain Financial Services, Inc, (the Company), for the year ended September 30, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commissions (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation registered brokers and dealers, and should not be used for any other purpose.



Ronald B. Cutler, CPA
November 29, 2010

Intermountain Financial Services, Inc
Statement of Financial Position
September 30, 2010

ASSETS

Cash	$50,725
Deposit	9,973
Accounts Receivable	7,843
Office equipment at cost	7,472
less accumulated depreciation	(7,472)
of $7,472	0
	$ 68,541

LIABILITIES AND STOCKHOLDERS EQUITY

Accounts payable	$47,341
Accrued income taxes	2,525
Total liabilities	49,866
Stockholders' equity	
Preferred stock	10,000
Common stock	25,000
Additional paid-in capital	35,000
Deficit	(51,325)
Total stockholders' equity	18,675
Total stockholders' equity	$ 68,541

The accompanying notes are an integral part of these financial statements.

Intermountain Financial Services, Inc
Statement of Income
September 30, 2010

Revenues		
Commissions	$ 381,066	
Miscellaneous Income	145,975	
	527,041	
Expenses		
Commissions	$ 502,733	
Communications	7,408	
Depreciation	1,472	
Other operating expenses	9,839	
	521,452	
Net profit	$ 5,589	

The accompanying notes are an integral part of these financial statements.

Intermountain Financial Services, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2010

	Capital Stock		Additional Paid-in	
	Preferred	Common	Capital	Deficit
Balances at October 1, 2009	$10,000	$25,000	$35,000	($35,541)
IRS Audit adjustment				(21,373)
Net income				5,589
September 30, 2009	$10,000	$25,000	$35,000	($51,325)

The accompanying notes are an integral part of these financial statements.

Intermountain Financial Services, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2010

Cash flows from operating activities	
Net income	$ 5,589
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in accounts receivable	(2,184)
Decrease in accounts payable	(226)
Increase in commissions payable	12,148
Increase in amount due FINRA	12,750
Accrued income taxes	2,524
Net cash provided by operating activities	30,601
IRS audit adjustment of prior year	
IRS adjust to fixed assets	10,501
IRS adjust to tax refund receivable	9,690
IRS audit adjustment	(21,374)
Total IRS adjustment of prior year	(1,183)
Cash flows from financing activities:	
Increase in deposits	(215)
Net increase in cash	29,203
Cash at beginning of year	21,522
Cash at end of year	$ 50,725

The accompanying notes are an integral part of these financial statements.

Schedule I

Intermountain Financial Services, Inc.
Computation of Net Capital Under Rule 15c-3-a of the Securities and Exchange Commission
September 30, 2010

NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$18,675
6.	Total nonallowable assets from Statement of Financial Condition	
10.	Net capital	18,675
11.	Minimum net capital required (6 2/3% of liabilities from Statement of Financial Condition	3,324
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13.	Net capital requirement (greater of line 11 or 12)	5,000
14.	Excess net capital (line 10 less 13)	13,675
15.	Excess net capital at 1000% (line 10 less 10% of 19)	13,675
16.	Total A. 1 liabilities from Statement of Financial Condition	49,866
19.	Total aggregate indebtedness	49,866

Intermountain Financial Services, Inc.
Notes to Financial Statements
September 30, 2010

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of Intermountain Financial Services, Inc, is presented to assist in understanding the company's financial statements. The financial statements and notes are representations of the company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

A Nature of Operations:

Intermountain Financial Services, Inc., was incorporated under the laws of the State of Idaho, May 21, 1984. The company is a securities broker-dealer but does not carry customers accounts. The company is registered with the Securities and Exchange Commission (SEC) and FINRA and insured through the Securities Investors Protection Corporation (SIPC). IFS, Inc, serves customers throughout the Northwest.

B Accounting Method:

The records of the corporation are maintained on the accrual basis of accounting in conformity with generally accepted accounting principles.

C Depreciation and Fixed Assets:

Fixed assets are recorded at cost with the straight-line method of computing depreciation being applied over the assets useful lives (3-7 years).

D Statement of Cash Flows - Additional Information:

For the statement of cash flows, cash is defined as all checking, savings, and certificates of deposit with maturity dates within 90 days.

E Uses of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Intermountain Financial Services, Inc.
Notes to Financial Statements
September 30, 2010

NOTE 2: STOCKHOLDER'S EQUITY

At September 30, 2010, the number of authorized and issued shares and the related par value are as follows:

Preferred stock 1,000 shares at $10 par value
Common stock 4,000 shares at no par value

Preferred stock is non-voting and has preference in liquidation only.
Common stock is voting and has no other special rights.
All stock, both Preferred and Common, is owned by the sole shareholder.

NOTE 3: RELATED PARTY TRANSACTIONS

Intermountain Financial Services, Inc, is currently operating at a low level of activity. It therefore shares office space, phone system, office equipment, etc, at the home of the sole stockholder, Mr. Kent Sweat. This relationship is continued on a month-to-month basis with no other obligations for Intermountain Financial Services, Inc.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2010, the Company had net capital of $18,674 which was $13,674 in excess of it's required net capital of $5,000. The Company's net capital ratio was 1 to 0. There were no material differences between the focus report and these financial statements.

NOTE 5: ADJUSTMENT OF PRIOR PERIOD DUE TO IRS AUDIT

The company completed an IRS examination on November 24, 2010. The examination resulted in a reclassification of expenses related to compensation expense to shareholder dividends and disallowance of a claim for tax refund generated by the Net Operating Loss for fiscal year ended 9/30/09. Additional taxes are due to the IRS in the amount of $1,182.45. The net effect of all these changes resulted in a charge to Retained Earnings of $21,373.